                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

                         Commission File Number 0-12497
                         ------------------------------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       DAIRY MART CONVENIENCE STORES, INC.
       ONE DAIRY MART WAY, 300 EXECUTIVE PARKWAY WEST, HUDSON, OHIO 44236

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN

Financial Statements
As of December 31, 2000 and 1999


Together With of Independent Public Accountants

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Index to Financial Statements
December 31, 2000 and 1999



Report of Independent Public Accountants

Financial Statements:
     Statements of Net Assets Available for Benefits as of December 31, 2000 and
       1999

     Statement of Changes in Net Assets Available for Benefits for the Year
       Ended December 31, 2000

Notes to Financial Statements and Schedule

Schedule:
     Schedule I--Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrators of
Dairy Mart Convenience Stores, Inc.
401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedule, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Cleveland, Ohio,
   June 8, 2001.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999



                                                           2000         1999
                                                     ----------   ----------

ASSETS:

   Cash                                              $    7,432   $   20,128

   Investments, at market value                       6,850,644    7,025,083

   Receivables:
     Employee contributions                              30,179       36,854
     Employer contributions                              11,363       13,894
     Dividend income receivable                          40,079        3,967
                                                     ----------   ----------
         Total receivables                               81,621       54,715
                                                     ----------   ----------

         Total assets                                 6,939,697    7,099,926
                                                     ----------   ----------

LIABILITIES:
   Accrued expenses                                       3,268       76,682
   Other liabilities                                       --         74,714
                                                     ----------   ----------

         Total liabilities                                3,268      151,396
                                                     ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $6,936,429   $6,948,530
                                                     ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000



ADDITIONS:
   Employee contributions                              $   769,158
   Employer contributions                                  274,562
   Income on investments                                   296,655
   Other                                                    70,212
                                                       -----------

         Total additions                                 1,410,587
                                                       -----------

DEDUCTIONS:
   Net depreciation in fair value of investments           276,095
   Benefits paid directly to participants                1,135,179
   Administrative expenses                                  11,414
                                                       -----------

         Total deductions                                1,422,688
                                                       -----------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS              (12,101)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year     6,948,530
                                                       -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year         $ 6,936,429
                                                       ===========



The accompanying notes to financial statements are an integral part of this statement.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999



1. PLAN DESCRIPTION:
   -----------------

The following description of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan, formally known as the Dairy Mart Convenience Stores, Inc. Cash or Deferred Profit Sharing Plan, is a defined contribution plan covering eligible employees of Dairy Mart Convenience Stores, Inc. and its wholly-owned subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective July 1, 1999, the Plan was amended and restated to provide for new investment options and greater employer matching contributions. The Plan is available to employees who have completed at least six months of continuous service during which they are credited with 500 hours of service.

Contributions
-------------

Eligible employees may make participant directed contributions to the 401(k) portion of the Plan up to 15% of their annual compensation subject to certain limitations under the Internal Revenue Code. The Company will match 50% of such contributions up to 6% of the employee's annual compensation. In addition, the Plan permits rollover contributions from another qualified plan on behalf of an eligible employee.

Under the provisions of the Plan, each plan year, the Company may contribute an additional profit sharing amount as determined by the Company's Board of Directors. Contributions to participants' accounts are based on the percentage of each participant's eligible compensation to total compensation, as defined. The Company did not make any discretionary contributions during 2000 or 1999.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999
Page 2

Vesting
-------

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants vest in Company contributions and earnings thereon as follows:

Number of Years of Service                 Percentage
-----------------------------------------  ----------------
Less than 1 year                                    0%
At least 1, but less than 2 years                  20%
At least 2, but less than 3 years                  40%
At least 3, but less than 4 years                  60%
At least 4, but less than 5 years                  80%
At least 5 years                                  100%

Participants also become fully vested in their share of the Company's contribution upon retirement at or after age 65 or death.

Benefit Payments
----------------

Upon termination of service, a participant may elect to receive either a lump-sum amount or an installment payment equal to the vested portion of his or her account, as defined by the Plan.

Prior to termination of employment or age 59-1/2, contributions may only be withdrawn in the event of financial hardship, as defined by the Internal Revenue Code.

Participant Loans
-----------------

Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to participants is fifty percent of their vested account balance not to exceed $50,000. The maximum term of a loan is five years. Participant loans are repaid through payroll deductions with interest charged at the prime rate. During 2000, interest rates ranged from 7.75% to 9.5%.

Administrative Expenses
-----------------------

In plan years 2000 and 1999, administrative expenses were paid by the Plan except for certain legal and audit professional fees, which were paid by the Company.

Forfeitures
-----------

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999
Page 3

Forfeitures occur when non-fully vested participants terminate from employment. Profit sharing forfeitures are used to offset Plan administrative expenses and forfeitures of matching contributions are used to reduce the Company's matching contribution on and after the date of such forfeiture. Such forfeitures amounted to approximately $5,000 in 2000. The amount of unutilized forfeitures as of December 31, 2000 was approximately $52,000.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999
Page 5

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become 100% vested in all contributions and earnings thereon.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investments are reported at market value as determined by the trustee.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassification
----------------

Certain amounts in the 1999 financial statements have been reclassified to conform to the current year presentation.

3. INVESTMENTS:
   ------------

Contributions made to the Plan by participants and the Company matching contributions are invested as directed by the participants. Participants may direct their contributions to the following investment options: Chicago Trust Safety of Principle Fund, Bond Fund of America, Putnam Voyager Fund, GAM International Fund, Oppenheimer Quest Opportunity Value Fund, MFS Massachusetts Investors Fund, Montag and Caldwell Growth Fund and Dairy Mart Stock Fund.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999
Page 5

Investment holdings comprising five percent or more of plan assets at fair value as determined by quoted market price are as follows:

                                                                  2000             1999
                                                              --------------  ---------------

Bond Fund of America                                          $     621,682   $      662,232
Chicago Trust Balanced Fund                                       1,597,625        1,795,103
Chicago Trust Safety of Principle Fund                            1,252,410        1,029,738
MFS Massachusetts Investors Fund                                  1,564,295        1,906,630
Montag and Caldwell Growth Fund                                     435,490          566,745
Putnam Voyager Fund                                                 614,754          481,117
Oppenheimer Quest Opportunity Value Fund                            349,409            -

During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $276,095 as follows:

NET APPRECIATION (DEPRECIATION):
     Mutual funds                                   $    (333,864)
     Collective trust funds                                71,723
     Corporate stock                                      (13,954)
                                                    ---------------
 NET DEPRECIATION IN FAIR VALUE                     $     276,095
                                                    ===============

4. TAX STATUS:
   -----------

In October of 1995, the Plan received a favorable determination letter from the Internal Revenue Service (IRS) indicating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
(IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. RELATED PARTY TRANSACTIONS:
   ---------------------------

The Plan's investments include 48,660 and 37,160 shares of the Company's common stock as of December 31, 2000 and 1999, respectively. These investments were purchased at the then prevailing market value.

Certain Plan investments include shares of publicly traded mutual funds and common/collective trust funds managed by The Chicago Trust Company. The Chicago Trust Company serves as trustee of the Plan and, therefore, transactions of these funds qualify as party-in-interest transactions.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999
Page 6


There were no prohibited party-in-interest transactions in 2000 or 1999, as defined by ERISA.

6. SUBSEQUENT EVENT:
   -----------------

Effective April 1, 2001, plan provisions regarding employer matching contributions were amended. The new amendment provides that the employer will match 25% of employee deferrals up to 3% of the employee's annual compensation.

Schedule I


DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Item 4i--Schedule of Assets Held for Investment Purposes as of December 31, 2000

Employer Identification Number: 04-2497894
Plan Number: 001


                                                                                            Market Value
               Identity of Issuer                        Description of Investment
------------------------------------------------- ----------------------------------------  --------------

MUTUAL FUNDS:
   American Funds Distributors, Inc.              Bond Fund of America                      $     621,682
   *The Chicago Trust Company                     Balanced Fund                                 1,597,625
   GAM Services, Inc.                             GAM International Fund                           67,841
   MFS Fund Distributors, Inc.                    MFS Massachusetts Investors Fund              1,564,295
   First Data Distributors, Inc.                  Montag and Caldwell Growth Fund                 435,490
                                                  Oppenheimer Quest Opportunity Value
   Oppenheimer Funds Distributors, Inc.            Fund                                           349,409
   Putnam Investor Services                       Putnam Voyager Fund                             614,754
                                                                                            --------------
                                                                                                5,251,096

COLLECTIVE TRUST FUNDS:
   *The Chicago Trust Company                     Safety of Principle Fund                      1,252,410

CORPORATE STOCK:
   *Dairy Mart Convenience Stores, Inc.           Common Stock                                    170,310

PARTICIPANT LOANS:
   *Participant loans, interest rates
     ranging from 7.75% to 9.5%                                                                   176,828
                                                                                            --------------

                                                                                            $   6,850,644
                                                                                            ==============

* Indicates a party-in-interest



The accompanying notes to financial statements are an integral part of this schedule.

DAIRY MART CONVENIENCE STORES, INC.
401(k) SAVINGS AND PROFIT SHARING PLAN


Notes to Financial Statements and Schedule
December 31, 2000 and 1999

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DAIRY MART CONVENIENCE STORES, INC.
                                       401(K) SAVINGS AND PROFIT SHARING PLAN
                                                 (Name of Plan)




DATE:  June 29, 2001                   /s/   Gregory G. Landry
                                       -----------------------
                                       Gregory G. Landry
                                       Vice Chairman and
                                       Chief Financial Officer